UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57471/March 11, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12946

In the Matter of	:
	:
A NOVO BROADBAND, INC.,	: ORDER MAKING FINDINGS AND
ACADIA GROUP, INC.,	: REVOKING REGISTRATIONS BY
ADVA INTERNATIONAL, INC.,	: DEFAULT AS TO SIX RESPONDENTS
AHT CORP., AIRTECH INTERNATIONAL	:
GROUP, INC., ALLIANCE	:
ENVIRONMENTAL TECHNOLOGIES, INC.:	
(f/k/a SPACIAL CORP.), and ALLOU	:
HEALTHCARE, INC. (f/k/a ALLOU	:
HEALTH & BEAUTY CARE, INC.)	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 4, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by February 7, 2008. Respondents' Answers to the OIP were due ten days after service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, none of the Respondents has filed an Answer. On February 21, 2008, the Division filed a Motion for Default against Respondents A Novo Broadband, Inc. (A Novo), Acadia Group, Inc. (Acadia), Adva International, Inc. (Adva), AHT Corp. (AHT), Alliance Environmental Technologies, Inc. (f/k/a Spacial Corp.) (Alliance), and Allou Healthcare, Inc. (f/k/a Allou Health & Beauty Care, Inc.) (Allou).[1] As relief, the Division requested that the registrations of these Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked. A telephonic prehearing conference was held on March 6, 2008, at which Respondents did not appear.

A Novo, Acadia, Adva, AHT, Alliance, and Allou are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to the Division's motion for default within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to A Novo, Acadia, Adva, AHT, Alliance, and Allou.

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[1] The Division did not move for a default against Airtech International Group, Inc., because its counsel has advised the Division that the company will consent to a revocation of its registration.

A Novo (CIK 893139) is a dissolved Delaware corporation located in New Castle, Delaware, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). A Novo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $5.8 million for the prior nine months.

Acadia (CIK 1026491) is a dissolved Colorado corporation located in Auburn, Maine, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Acadia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $2.9 million for the prior nine months.

Adva (CIK 807732) is a void Delaware corporation located in Charlotte, North Carolina, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Adva is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $590,113 for the prior six months.

AHT (CIK 1002628) is a void Delaware corporation located in Tarrytown, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). AHT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported an operating loss of $6.8 million for the prior six months.

Alliance (CIK 1083371) is an inactive Delaware corporation located in Bronx, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Alliance is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001.

Allou (CIK 846538) is a void Delaware corporation located in Brentwood, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Allou is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2002. On April 18, 2003, Allou filed a Chapter 7 petition with the U.S. Bankruptcy Court for the Eastern District of New York, and the case is still pending. As of October 18, 2007, the company's stock (symbol ALUHQ) was quoted on the Pink Sheets and had two market makers.

A Novo, Acadia, Adva, AHT, Alliance, and Allou are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance, requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, A Novo, Acadia, Adva, AHT, Alliance, and Allou failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In light of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of A Novo, Acadia, Adva, AHT, Alliance, and Allou.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of A Novo Broadband, Inc., Acadia Group, Inc., Adva International, Inc., AHT Corp., Alliance Environmental Technologies, Inc. (f/k/a Spacial Corp.), and Allou Healthcare, Inc. (f/k/a Allou Health & Beauty Care, Inc.), are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge